March 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attention:	Karl Hiller
Lily Dang

Re:	SEC Comment Letter dated March 20, 2013
Green Mountain Coffee Roasters, Inc.
Form 10-K for the Fiscal Year Ended September 29, 2012
Filed November 28, 2012
File No. 1-12340
Form 10-Q for the Fiscal Quarter Ended December 29, 2012
Filed February 6, 2013
File No. 1-12340

Ladies and Gentlemen:

This letter is to confirm our telephone conversation on March 28, 2013, with Ms. Dang of the staff of the Securities and Exchange Commission wherein we advised Ms. Dang that, due to holiday schedule conflicts our response to the staff’s comment letter dated March 20, 2013 would be provided by no later than April 16, 2013.

Very truly yours,

/s/ Frances G. Rathke
Frances G. Rathke
Chief Financial Officer
Green Mountain Coffee Roasters, Inc.